FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Shimpo Completes Acquisition of The Minster Machine Company and Announces Outline of Its New Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 3, 2012, in Kyoto, Japan

Nidec Shimpo Completes Acquisition of The Minster Machine Company and Announces Outline of Its New Subsidiary

Nidec Corporation (NYSE: NJ, the “Company”) today announced that Nidec Shimpo Corporation (“Nidec Shimpo”), a wholly owned subsidiary of the Company, completed the acquisition of The Minster Machine Company (“Minster”), a leading U.S. manufacturer of press machines, on April 2, 2012 (US time).

As a result, the acquired company became a wholly owned subsidiary of Nidec Shimpo, as outlined below:

1.

Outline of the New Subsidiary

1) Company Name:

The Minster Machine Company (established in 1901)

2) Capital Structure:

Nidec Shimpo owns 100% of the outstanding shares in Minster.

3) Directors and Officers of Minster:

Chairman of the Board of Directors (Non-executive):	Akio Kariya (Representative Director and President of Nidec Shimpo)
Director, President and Chief Executive Officer:	John Winch
Director and Executive Vice President:	David Winch
Director:	Robert Sudhoff
Director (Non-executive):	Tamio Kohno (Senior Vice President of Nidec Shimpo)
Director (Non-executive):	Tatsuya Nishimoto (Director and Senior Vice President of Nidec Shimpo)
Director (Non-executive):	Hideaki Matsutani (Director and President of Nidec-Shimpo America Corporation)

4) Headquarters:

240 West Fifth Street, Minster, Ohio, USA

5) Principal Places of Business:

United States (Minster), Germany (Halblech), and China (Zhejiang)

6) Principal Businesses:

Development, manufacturing and sale of high-speed, high-rigidity precision press machines and dies

7) Number of Employees:

Approximately 500

8) Sales in Fiscal Year 2011:

Approximately 120 million USD

2.

Future Operation Policy

Minster offers medium-sized and large-sized high-speed, high-rigidity press machine products and has expansive networks for sales and servicing in North and South America and Europe.  On April 1, 2012, Nidec Shimpo merged with Nidec Kyori Corporation (“Nidec Kyori”), which offers small-sized high-speed precision press machine products and has expansive networks for sales and servicing in Japan and China, by absorption of Nidec Kyori into Nidec Shimpo.  Through its acquisition of Minster, Nidec Shimpo seeks to increase sales by expanding its business not only in its existing electronic parts market but also in wider markets, including the beverage can and automobile parts markets.

In addition, with its market-leading large-sized press machines for dies for motor parts, Minster is expected to contribute to the Company’s group-wide growth strategy, particularly in the Company’s motor-related business.

3.

Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the acquisition on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the rules of the Tokyo Stock Exchange.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Company, its group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in business and economic environments.  The Company does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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